

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 16, 2010

Mr. Stefan Wenger
Chief Financial Officer
Royal Gold, Inc.
1660 Wynkoop Street, Suite 1000
Denver, Colorado 80202

>   **Re: Royal Gold, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2009**
>   **Filed August 21, 2009**
>   **Response Letters Dated February 19, 2010, April 23, 2010 and**
>   **June 7, 2010**
>   **File No. 001-13357**

Dear Mr. Wenger:

We have reviewed your response letters and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for Fiscal Year Ended June 30, 2009</u>

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 45</u>

<u>Critical Accounting Policies, page 53</u>

<u>Royalty Revenue, page 54</u>

1.   We have considered your response to comment two in our letter dated January 29, 2010, comment one in our letter dated April 6, 2010, and our conference call on June 1, 2010 with regard to your 3% net smelter royalty agreement with Quadra. Based on the information you provided in your latest response letter dated June 7, 2010, please address the following items and provide us with a sample of your proposed expanded disclosure where applicable:

 - Expand your Critical Accounting Policy and Royalty Revenue footnote disclosures to clearly indicate that you do not have all the key information regarding the terms of the associated smelter contracts, such as the terms of specific concentrate shipments to a smelter or quantities of metal or expected settlement arrangements at the time of shipment;

 - Affirm that you will continue to disclose when material adjustments have affected current revenues and operating income; and

 - Confirm, if true, that at the end of the life of the Robinson mine (i.e. when there is no delivery of current production), you will have no rights or obligations with respect to volume and final settlement price adjustments for delivery in prior months (i.e. net positive or negative), or otherwise advise. If true, please expand your Critical Accounting Policy and Royalty Revenue footnote disclosures accordingly.

Closing Comments

You may contact Jennifer O'Brien at (202) 551-3721 or Mark Wojciechowski at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact John Lucas at (202) 551-5798, Laura Nicholson at (202) 551-3584, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director